EXHIBIT 99.1

Press Release

Total strengthens its US LNG business with the takeover of Toshiba’s LNG portfolio

Paris, June 1st, 2019 - Total has signed an agreement with Toshiba to take over its portfolio of liquefied natural gas (LNG). It includes a 20-year tolling agreement for 2.2 million tons per annum (Mtpa) of LNG from Freeport LNG train 3 in Texas and the corresponding gas transportation agreements on the pipelines feeding the terminal. Train 3 of the Freeport LNG plant is expected to start commercial operations by Q2 2020.

Under the transaction, Total will acquire all the shares of Toshiba America LNG corporation for a consideration of $15 million to be paid by Total to Toshiba and will be assigned all contracts related to their LNG business by Toshiba Energy Systems and Solutions Corp. for a consideration of $815 million to be paid by Toshiba to Total.

Total will therefore receive from Toshiba a net cash consideration of $800 million payable at the closing date.

"The takeover of Toshiba’s LNG portfolio is in line with Total’s strategy to become a major LNG portfolio player. Adding 2.2 Mtpa of LNG to our existing positions in the US, in particular Cameron LNG, will enable optimizations of the supply and operations of these LNG sources," commented Philippe Sauquet, President Gas, Renewables and Power at Total. "Already an integrated player in the US gas market, Total is set to become one of the leading US LNG exporters by 2020 with a 7 Mtpa portfolio".

The proposed transaction is subject to the applicable legally required approvals by the regulatory authorities and partners. The transaction is expected to close by the end of 2019.

Total, the Second-Largest Private Global LNG Player

Total is the second-largest private global LNG player, with an overall LNG portfolio of around 40 Mtpa by 2020 and a worldwide market share of 10%. With 21.8 million tons of LNG sold in 2018, the Group has solid and diversified positions across the LNG value chain. Through its stakes in liquefaction plants located in Qatar, Nigeria, Russia, Norway, Oman, Egypt, the United Arab Emirates, the United States, Australia, Angola and Yemen, the Group sells LNG in all global markets.

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 207 719 7962 l ir@total.com

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